Exhibit 99.1

Castor Maritime Inc. Reports $1.1 Million net profit for the Three Months Ended March 31, 2021
Limassol, Cyprus, June 3, 2021 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a diversified global shipping company, today announced its results for the three months ended March 31, 2021.
Highlights of the First Quarter Ended March 31, 2021:
◾	Revenues, net: $7.0 million for the three months ended March 31, 2021, as compared to $2.7 million for the three months ended March 31, 2020, or a 159% period to period increase;
◾
Net income/loss: Net income of $1.1 million for the three months ended March 31, 2021, as compared to net loss of $0.3 million for the three months ended March 31, 2020, or a 467% period to period increase;

◾
Earnings/Loss per common share(1): $0.02 earnings per share for the three months ended March 31, 2021, as compared to loss per share of $0.68 for the three months ended March 31, 2020, or a 103% period to period increase;

◾	EBITDA(2): $2.6 million for the three months ended March 31, 2021, as compared to $0.9 million for the three months ended March 31, 2020, or a 189% period to period increase;
◾	Cash and restricted cash of $64.2 million as of March 31, 2021, as compared to $9.4 million as of December 31, 2020, or a 583% period to period increase;
◾
Since the beginning of this year, Castor announced the acquisition of 20 vessels across the dry bulk and tanker segments, consisting of 1 Capesize, 7 Kamsarmax and 4 Panamax dry bulk carriers as well as 1 Aframax, 5 Aframax/LR2 and 2 MR1 tankers. As of June 2, 2021, we have taken successful delivery of 14 vessels and expect 6 remaining acquisitions to conclude by the fourth quarter of this year, subject to customary closing conditions. On a fully delivered basis, Castor will own a diversified fleet of 26 vessels with an aggregate capacity of 2.2 million dwt, having more than quadrupled its fleet size since December 31, 2020; and

◾	Effected a one-for-ten (1-for-10) reverse stock split of the Company's common shares on May 28, 2021(1).
(1) All share and per share amounts disclosed throughout this press release and in the financial information presented in Appendix B of this press release have been retroactively updated to reflect the reverse stock split effected on May 28, 2021, unless otherwise indicated.

(2) EBITDA is not a recognized measure under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary:
Mr. Petros Panagiotidis, Chief Executive Officer of Castor commented:
“The first five months of 2021 was a transformational period for our Company, as we were able to raise $252.5 million of equity and $33.3 million of debt and grow our fleet from 6 vessels, at the end of 2020, to 26 vessels on a fully delivered basis and once we complete all of our announced acquisitions.
On a fully delivered basis, our fleet will consist of 18 dry bulk carriers and 8 tankers, allowing us to benefit from the ongoing strong demand for dry bulk transportation services as evidenced by the recent charter fixtures of a number of our dry cargo vessels, as well as from a potential future recovery in the tanker market.”
Earnings Commentary:
First Quarter ended March 31, 2021 and 2020 Results
Time charter revenues, net of charterers’ commissions, for the three months ended March 31, 2021, increased to $7.0 million from $2.7 million in the same period of 2020, or a 159% increase. This increase reflects (i) the additions to our fleet in the third and fourth quarters of 2020 and in the first quarter of 2021 of the M/V Rainbow, M/V Magic Horizon, M/V Magic Nova, M/V Magic Venus, M/V Magic Orion, M/V Magic Argo, M/T Wonder Polaris, and the M/T Wonder Sirius. These vessel acquisitions correspondingly increased our Available days (defined below) from 214 in the three months ended March 31, 2020 to 596 in the three months ended March 31, 2021, thus generating incremental revenues in the latter period. During the latter part of the first quarter of 2021 and as of the date of this earnings release, we have taken advantage of the strong dry bulk market and fixed 9 of our vessels at competitive charter rates ranging from approximately $18,500 gross per day to approximately $27,500 gross per day, including one of our vessels fixed to a market linked index, versus an average time charter equivalent (“TCE”) rate of $12,416 in the first quarter of 2021. We expect our operating cash flows to benefit from these improved charter rates in the upcoming quarter.
The increase in operating expenses by $1.9 million, from $1.4 million in the first quarter of 2020 to $3.3 million in the first quarter of 2021, as well as the increase in depreciation costs by $0.6 million, from $0.3 million in the first quarter of 2020 to $0.9 million in the first quarter of 2021, reflect the increase in our Ownership days (defined below) from 273 in 2020 to 628 in 2021. Daily vessel operating expenses for the period increased by $177, or 3.5%, to $5,265 from $5,088 in the respective period of 2020. Contributing to this increase were principally the elevated crew costs for the majority of our fleet resulting from difficulties and delays in effecting crew changes on our vessels due to travel restrictions imposed by governments amid the ongoing COVID-19 pandemic and the incurrence of certain customary costs on our newly delivered vessels.
Management fees in the first quarter of 2021 amounted to $774,350, whereas, in the same period of 2020 management fees totaled $136,500. This increase in management fees is primarily due to the sizeable increase of our fleet, resulting in a substantial increase in our incremental Ownership days for which our managers charge us with a daily management fee, following the acquisitions discussed above.  Effective September 1, 2020, the daily management fees for the technical management of our fleet by Pavimar S.A., was increased from $500 to $600 per vessel and the daily management fees for the commercial and administrative management of our fleet by Castor Ships S.A. was set to $250 per vessel.
General and administrative expenses in the first quarter of 2021 amounted to $739,231, whereas, in the same period of 2020 general and administrative expenses totaled $128,383. This increase stemmed from the increase in legal and other corporate fees resulting primarily from the growth of our company, and the $0.3 million quarterly flat fee we pay our commercial and administration manager, Castor Ships S.A., with effect from September 1, 2020.

During the first quarter of 2021, we incurred net interest costs and finance costs mostly in connection with our outstanding debt amounting to $0.4 million and, as at the end of the first quarter of 2021, we had outstanding indebtedness of $33.2 million. During the same period in 2020, we incurred net interest costs and finance costs amounting to $0.8 million which also included the non-cash recurring amortization expenses and the non-cash accelerated amortization expenses related to deferred financing costs and to a beneficial conversion feature recognized in connection with our then outstanding $5.0 million senior unsecured convertible debentures, aggregating to $0.5 million. As at December 31, 2020, we had outstanding indebtedness of $18.5 million.
EBITDA for the three months ended March 31, 2021 was $2.6 million compared to $0.9 million in the same period of 2020, with the 189% increase mainly attributable to the above discussed increase in operating revenues and decrease in net interest and finance costs versus the compared period. For a reconciliation of Net Income/(Loss) to EBITDA please see Appendix B.
Recent Business and Financial Developments Commentary:
Nasdaq Listing Standards Compliance Update
On December 30, 2020, we announced that we received a notification letter from the Nasdaq Stock Market ("Nasdaq") granting us an additional 180-day extension, or until June 28, 2021, to regain compliance with Nasdaq’s minimum bid price requirement. On May 28, 2021, we effected a 1 for 10 reverse stock split on our common stock for the purpose of regaining compliance with the Nasdaq minimum bid price requirement.
Equity Offerings Update
On April 5, 2021, we entered into agreements with certain unaffiliated institutional investors pursuant to which we offered 19,230,770 common shares and warrants to purchase 19,230,770 common shares (the “April 7 Warrants”) in a registered direct offering which closed on April 7, 2021 (the “April 7 Offering”). The aggregate purchase price for each common share and April 7 Warrant was $6.5, on a post reverse stock split basis. In connection with the April 7 Offering, we received gross proceeds of approximately $125.0 million. As of the date of this press release, all April 7 Warrants remained unexercised.
Financing Transactions Update
On April 27, 2021, we, through two of our ship-owning subsidiaries, entered into a $18.0 million senior secured term loan facility with a European financial institution, or the $18.0 Million Term Loan Facility, which is secured by the M/T Wonder Polaris and the M/T Wonder Sirius. The $18.0 Million Term Loan Facility has a tenor of four years from the drawdown date and bears interest at a margin plus LIBOR. The loan was drawn down in full on May 7, 2021. We intend to use the net proceeds from the $18.0 Million Term Loan Facility for general corporate purposes including funding our growth capital expenditures.
Vessel Acquisitions Update
Since the beginning of this year and up to the date of this earnings release, we have agreed and announced the acquisitions of 20 dry bulk and tanker vessels from unaffiliated parties. As of the date of this earnings release, we have completed 14 of our 20 previously announced vessel acquisitions.

Details and delivery information of our completed as well as in progress vessel acquisitions within 2021 are as follows:

Completed acquisitions:

Dry bulk carriers
Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Purchase Price (in million)	Delivery Date in 2021
Magic Orion	Capesize	180,200	2006	Japan	$17.50	17 March
Magic Venus	Kamsarmax	83,416	2010	Japan	$15.85	2 March
Magic Argo	Kamsarmax	82,338	2009	Japan	$14.50	18 March
Magic Twilight	Kamsarmax	80,283	2010	Korea	$14.80	9 April
Magic Thunder	Kamsarmax	83,375	2011	Japan	$16.85	13 April
Magic Vela	Panamax	75,003	2011	China	$14.50	12 May
Magic Nebula	Kamsarmax	80,281	2010	Korea	$15.45	20 May
Magic Starlight	Kamsarmax	81,048	2015	China	$23.50	23 May
Tankers
Wonder Polaris	Aframax/LR2	115,341	2005	Korea	$13.60	11 March
Wonder Sirius	Aframax/LR2	115,341	2005	Korea	$13.60	22 March
Wonder Vega	Aframax	106,062	2005	Korea	$14.80	21 May
Wonder Avior	Aframax/LR2	106,162	2004	Korea	$12.00	27 May
Wonder Mimosa	MR1 Tanker	37,620	2006	Korea	$7.25	31 May
Wonder Arcturus	Aframax/LR2	106,149	2002	Korea	$10.00	31 May

Vessels we have agreed to acquire:

Dry bulk carriers
Vessel Type	DWT	Year Built	Country of Construction	Purchase Price (in million)
Panamax	74,940	2011	Japan	$18.48
Kamsarmax	82,158	2013	Japan	$21.00
Panamax	74,940	2013	Japan	$19.06
Panamax	76,822	2014	Korea	$21.00
Tankers
MR1 Tanker	37,562	2006	Korea	$8.00
Aframax/LR2	106,290	2004	Korea	$12.00

Update on common shares issued and outstanding
As of June 2, 2021, we had issued and outstanding 89,955,848 common shares, reflecting the 1 for 10 reverse stock split.

Liquidity / Financing / Cash Flow Commentary:
As of March 31, 2021, total cash amounted to $64.2 million, which included $1.9 million of restricted cash required under our secured term loan facilities. The significant improvement on our consolidated cash position as of March 31, 2021, by $54.8 million, or 583%, in relation to our cash position of December 31, 2020, was mainly the result of (i) the two registered direct offerings of an aggregate 23.18 million common shares with a concurrent private placement of an equivalent aggregate number of warrants on January 5 and January 12, 2021, which resulted in aggregate net cash proceeds to us of $84.8 million, (ii) subsequent exercises of 11.25 million warrants pursuant to the June and July 2020 equity offerings, that resulted in the issuance of an equal number of common shares and proceeds of approximately $39.4 million and (iii) our entry into a $15.3 million term loan facility with a reputable European financial institution in January 2021 (the “15.3 Million Term Loan Facility”). During the first quarter of 2021, we used $84.2 million of the above discussed net proceeds from our first quarter of 2021 equity and debt financings to fund our growth capital expenditures.
Between April 1, 2021 and June 2, 2021, there have been no subsequent warrant exercises under our currently effective warrant schemes.
As of March 31, 2021, pursuant to the entering within the first quarter of 2021 into the $15.3 Million Term Loan Facility, our total debt (including $5.0 million of related party debt), gross of unamortized deferred loan fees, was $33.2 million of which $9.1 million was repayable within one year, as compared to $18.5 million of debt as of December 31, 2020.
During the three months ended March 31, 2021, net cash provided from operating activities was $0.4 million as compared to $0.0 of cash provided from operating activities in the corresponding period of 2020. Net cash from operating activities in the three-month period ended March 31, 2021, consisted of net income after non-cash items of $2.3 million and working capital outflows of $1.8 million, whereas, in the corresponding quarter of 2020, net cash from operating activities consisted on net income after non-cash items of $0.5 million and working capital outflows of $0.5 million. The increase in net cash from operating activities in the first quarter of 2021 versus the same period of 2020 is therefore mainly the aggregate result of our improved operational performance partly offset by period working capital cash outflows. As of March 31, 2021, we reported a working capital surplus of $55.6 million (December 31, 2020: $2.7 million).

Fleet Employment Update (as of June 2, 2021)

Vessel Name	Type/ Country of Construction	DWT	Year Built	Type of Employment	Daily Gross Charter Rate	Estimated Redelivery Date (Earliest/ Latest)
Magic P	Panamax dry bulk carrier / Japan	76,453	2004	Time charter period	$12,750	August 2021	November 2021
Magic Sun	Panamax dry bulk carrier / Korea	75,311	2001	Time charter period	$10,200	August 2021	October 2021
Magic Moon	Panamax dry bulk carrier / Japan	76,602	2005	Time charter period	$10,500	July 2021	September 2021
Magic Rainbow	Panamax dry bulk carrier / China	73,593	2007	N/A	N/A	At scheduled Dry-dock
Magic Horizon	Panamax dry bulk carrier / Japan	76,619	2010	Time charter period	$11,000	August 2021	December 2021
Magic Nova	Panamax dry bulk carrier / Japan	78,833	2010	Time charter period	$10,400	April 2021	August 2021
Magic Venus	Kamsarmax dry bulk carrier / Japan	83,416	2010	Time charter period	$18,500	August 2021	October 2021
Magic Orion	Capesize dry bulk carrier / Japan	180,200	2006	Time charter trip	$27,500	June 2021	June 2021
Magic Argo	Kamsarmax dry bulk carrier / Japan	82,338	2009	Time charter trip	$25,100	June 2021	June 2021
Magic Twilight	Kamsarmax dry bulk carrier / Korea	80,283	2010	Time charter period	$21,000	November 2021	January 2022
Magic Thunder	Kamsarmax dry bulk carrier / Japan	83,375	2011	Time charter trip	$18,900	June 2021	July 2021
Magic Vela	Panamax dry bulk carrier / China	75,003	2011	Time charter trip	$25,500	August 2021	September 2021
Magic Nebula	Kamsarmax dry bulk carrier / Korea	80,281	2010	Time charter trip	$25,500 + $550,000 Ballast Bonus (1)	August 2021	August 2021
Magic Starlight	Kamsarmax dry bulk carrier / China	81,048	2015	Time charter period	114% of BPI Index	September 2022	March 2023
Wonder Polaris	LR2 Aframax tanker / Korea	115,341	2005	Time charter period	$15,000 + profit sharing	February 2022	February 2023
Wonder Sirius	LR2 Aframax tanker / Korea	115,341	2005	Time charter period	$15,000 + profit sharing	February 2022	February 2023
Wonder Vega	Aframax tanker / Korea	106,062	2005	Tanker Pool (2)	N/A	N/A	N/A
Wonder Avior	LR2 Aframax tanker / Korea	106,162	2004	Unfixed	N/A	N/A	N/A
Wonder Mimosa	MR1 Tanker / Korea	37,620	2006	N/A	N/A	En route for scheduled Dry-dock
Wonder Arcturus	LR2 Aframax tanker / Korea	106,149	2002	Voyage	$5,000(3)	15 June 2021 (4)	N/A
(1)	The vessel is currently en route for delivery to charterers on or around June 15, 2021.
(2)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Aframax tanker vessels.
(3)	For vessels that are employed on the voyage market, the daily gross charter rate is considered as the TCE on the basis of the expected completion date.
(4)	Estimated completion date of the voyage.

Financial Results Overview:

	Three Months Ended
(expressed in U.S. dollars)	March 31, 2021 (unaudited)	March 31, 2020 (unaudited))
Time charter revenues, net	$6,972,853	$2,725,277
Operating income	$1,491,439	$582,141
Net income/ (loss)	$1,127,060	$(259,868)
EBITDA(1)	$2,570,724	$905,274
Earnings/(Loss) per common share	$0.02	$(0.68)

(1)
EBITDA is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Fleet selected financial and operational data:
Set forth below are selected financial and operational statistical data of our fleet for each of the three months ended March 31, 2021 and 2020 that we believe are useful in better analysing trends in our results of operations:
	Three Months Ended March 31,
(expressed in U.S. dollars except for operational data)	2021	2020
Ownership days (1)	628	273
Available days (2)	596	214
Daily TCE rate (3)	$12,416	$12,008
Fleet Utilization (4)	95%	78%
Daily vessel operating expenses (5)	$5,265	$5,088

(1)	Ownership days are the total number of calendar days in a period during which we owned our vessels.
(2)
Available days are the Ownership days after subtracting off-hire days associated with major scheduled repairs, vessel upgrades, dry dockings or special or intermediate surveys and major unscheduled repair and off-hire days. Available days include ballast voyage days for which compensation has been received, if any.

(3)
Daily TCE rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(4)
Fleet utilization is calculated by dividing the Available days (which include ballast voyage days for which compensation has been received) during a period by the number of Ownership days during that period.

(5)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership days for such period.

APPENDIX A
CASTOR MARITIME INC.
Unaudited Condensed Consolidated Statements of Comprehensive Income/ (Loss)

(In U.S. dollars except for number of share data)	Three Months Ended March 31,
	2021	2020
REVENUES
Time charter revenues, net	$6,972,853	$2,725,277
EXPENSES
Voyage income/(expenses) -including commissions to related parties	426,972	(155,507)
Vessel operating expenses	(3,306,257)	(1,389,070)
General and administrative expenses (including related party fees)	(739,231)	(128,383)
Management fees -related parties	(774,350)	(136,500)
Depreciation and amortization	(1,088,548)	(333,676)
Operating income	$1,491,439	$582,141
Interest and finance costs, net (including related party interest costs)	(355,116)	(831,466)
Other expenses, net	(9,263)	(10,543)
Net income/(loss)	$1,127,060	$(259,868)
Earnings/(loss) per common share (basic) (1)	$0.02	$(0.68)

Weighted average number of common shares outstanding, basic (1):	57,662,495	383,103

CASTOR MARITIME INC.
Consolidated Condensed Balance Sheets and Cash Flow Data (unaudited)
(Expressed in U.S. Dollars—except for number of share data)
	March 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$62,335,854	$8,926,903
Due from related party	2,894,378	1,559,132
Other current assets	4,690,184	3,078,119
Total current assets	69,920,416	13,564,154

NON-CURRENT ASSETS:
Vessels, net	132,989,790	58,045,628
Advances for vessel acquisitions	8,751,773	—
Other non-currents assets	3,929,542	2,761,573
Total non-current assets, net	145,671,105	60,807,201
Total assets	215,591,521	74,371,355

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net – including related party	8,878,624	7,102,037
Due to related parties	156,994	1,941
Trade payables	2,564,609	2,078,695
Accrued liabilities	2,092,322	1,613,109
Deferred Revenue, net	641,697	108,125
Total current liabilities	14,334,246	10,903,907

NON-CURRENT LIABILITIES:
Long-term debt, net	23,733,839	11,083,829
Total non-current liabilities	23,733,839	11,083,829
Total Liabilities	38,068,085	21,987,736

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 70,725,079 and 13,121,238 shares, issued and outstanding as at March 31, 2021 and December 31, 2020, respectively (1)	70,725	13,121
Series A Preferred Shares- 480,000 shares issued and outstanding as at March 31, 2021 and December 31, 2020	480	480
Series B Preferred Shares- 12,000 shares issued and outstanding as at March 31, 2021 and December 31, 2020	12	12
Additional paid-in capital	177,641,894	53,686,741
Accumulated Deficit	(189,675)	(1,316,735)
Total shareholders’ equity	177,523,436	52,383,619
Total liabilities and shareholders’ equity	$215,591,521	$74,371,355
(1)	All numbers of share and earnings per share amounts in these financial statements have been retroactively adjusted to reflect the reverse stock split effected on May 28, 2021.

CASH FLOW DATA	Three Months Ended March 31,
	2021	2020
Net cash provided by operating activities	$438,557	$37,197
Net cash used in investing activities	(84,198,693)	(347,922)
Net cash provided by financing activities	$138,572,607	$8,667,487

APPENDIX B
Non-GAAP Financial Information
Daily TCE Rate. TCE rate, is a measure of the average daily revenue performance of a vessel. The TCE rate is calculated by dividing total revenues (time charter and/or voyage charter revenues, net of charterers’ commissions), less voyage expenses, by the number of Available days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to Time charter revenues, net, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and, management believes that the TCE rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charters trips, period time charters and voyage charters) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the periods presented (amounts in U.S. dollars, except for Available days):

	Three Months Ended March 31,
(In U.S. dollars, except for Available days)	2021	2020
Time charter revenues, net	$6,972,853	$2,725,277
Voyage income / (expenses) -including commissions from related parties	426,972	(155,507)
TCE revenues	$7,399,825	$2,569,770
Available days	596	214
TCE rate	$12,416	$12,008

EBITDA. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to net (loss)/income, the most directly comparable U.S. GAAP financial measure, for the periods presented:
Reconciliation of Net Income/(Loss) to EBITDA
	Three-Months Ended March 31,
(In U.S. dollars)	2021	2020

Net Income/(Loss)	$1,127,060	$(259,868)
Depreciation and amortization	1,088,548	333,676
Interest and finance costs, net (including amortization of deferred financing costs and beneficial conversion feature, as applicable)	355,116	831,466
EBITDA	$2,570,724	$905,274

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include general dry bulk and tanker shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk and tanker shipping industries, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, the impact of the expected discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off‐hire, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com